Mail Room 4561

      August 24, 2005

King T. Moore
President and Chief Executive Officer
Secured Services, Inc.
110 Williams Street, 14th Floor
New York, NY 10038

	Re:	Secured Services, Inc.
		Registration Statement on Form SB-2
		Filed July 28, 2005
		File No. 333-127003

Dear Mr. Moore:

	We have limited our review of your registration statement to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. Revise to include updated financial statements consistent with the requirements of Item 310(g) of Regulation S-B.

2. Please provide an updated independent registered accountant`s consent with the next amendment.

3. Please note that you must clear all pending staff comments relating to the post-effective amendment on Form SB-2 (file no.
333-
116455) and your periodic reports prior to requesting effectiveness of this registration statement.

4. We note that this registration statement covers 700,010 common shares and 140,002 common shares underlying warrants issued in connection with your March 2005 offering of up to 400,000 units. We also note from page 32 that 144,000 units had been sold as of June 30, 2005, and that you cannot assure investors that you will be able to sell any additional units. Please tell us whether you sold the remaining units being offered or otherwise terminated the offering prior to the filing of this registration statement. If so, ensure that your response indicates the date the offering was completed and the basis on which you concluded that it was completed or terminated.
If not, please provide us with a detailed analysis as to why these shares are eligible to be registered under this registration statement, as it would appear that the offering is still ongoing. We note that the offering of these shares was commenced outside the registration process and that the offering may not have been completed before the resale registration statement was filed. In this situation, Rule 152 appears to be unavailable to separate the issuance and resale as separate transactions.

Calculation of Registration Fee

5. We note footnote 12 states that pursuant to Rule 416 "there are also being registered hereby such additional indeterminate number of shares as may become issuable pursuant to the anti-dilution provisions of the Common Stock Purchase Warrants, 7.5% Convertible Debentures, Series B Convertible Preferred Stock and Convertible Notes." We also note that footnote 8 appears to cover "anti-dilution adjustments totaling 30% of the maximum conversion and dividend shares for three years." Please confirm that the additional shares described in footnote 8 are being registered in the event the "Certain Adjustments" listed in exhibits 3.4, 4.2 and 4.5 take place, and that footnote 12 is intended to cover the "stock splits, stock dividends and similar transactions" contemplated by Rule 416, or advise. Note that Rule 416 cannot be used to cover additional shares issuable upon conversion or exercise of the warrants and convertible debentures, preferred shares and notes in the event that an insufficient number of shares were registered to cover anti-dilutive events other than stock splits, stock dividends and similar transactions. Please revise or advise. In responding to this comment, please refer to Interpretation 3S of the Securities Act portion of the March 1999 supplement to the manual of publicly available CF telephone interpretations for guidance.




Cover Page

6. We note that you also filed a post-effective amendment to a registration statement on Form SB-2 (file no. 333-116455). Please revise this registration statement to include a brief description of the offering being made under your post-effective amendment and expand your front cover page to disclose the existence of the concurrent offering and to indicate the number of shares covered by the post-effective amendment. Please make similar changes to your post-effective amendment to Form SB-2 (file no. 333-116455).

Recent Developments

Evaluation of Disclosure Controls; Ameliorative Actions, page 17

7. Please revise your disclosure in this section in response to the comments contained in our letter dated August 22, 2005. This comment also applies to your post-effective amendment to Form SB-2 (file no.
333-116455).

Security Ownership of Certain Beneficial Owners and Management,
page
44

8. It is unclear why the ownership interest of Vasco Data Security International, Inc. is not shown in this table, both individually and with regard to Mr. Hunt, who appears to beneficially own these shares based upon your disclosure on page 11. Please advise or revise.

Selling Stockholders, page 50

9. Please revise to name the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered for resale by Queen Anne Square LLC, RML Burwick Family LP, and VASCO Data Security International, Inc. See
Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation.

10. Please expand this section to describe the material transactions and relationships between Secured Services and each of the selling stockholders during the past three years. See Item 507 of Regulation
S-B. The transactions whereby the shares to be resold were issued and the debentures, preferred shares, notes and warrants relating to shares to be resold were issued should be described in materially complete terms. In this regard, while we note your general disclosure regarding these transactions, such as "Richard Ben-Veniste acquired his securities in our March 2005 Private Placement," or "George Kiang acquired his securities for services rendered," you should revise this section to disclose the basic terms of these transactions. For example, describe the specific terms of the March
2005 Private Placement the nature and value of services rendered in exchange for securities.

11. It does not appear that any of the selling stockholders are registered broker-dealers. Please confirm. Additionally, tell us whether any of the selling stockholders are affiliates of broker-dealers. If so, the prospectus should be expanded to identify all selling stockholders that are affiliates of broker-dealers and to indicate whether they acquired the securities to be resold in the ordinary course of business. Finally, while we note the disclosure you have provided on page 57 with respect to investors who purchased securities "[i]n each of the private placements," please ensure that you specifically indicate for all affiliates of broker dealers whether at the time of acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Recent Sales of Unregistered Securities, page II-2

12. Revise your disclosure to provide all the information required by
Item 701 of Regulation S-B for each transaction described. For example, all transactions whereby shares were issued "for services rendered" should be revised to describe the specific type of services provided and the value of those services. See Item 701(c) of Regulation S-B. You should also expand your descriptions of the exemption relied upon for each issuance to provide the facts that make such exemptions available. See Item 701(d). Finally, ensure that your next amendment is revised to provide information regarding all transactions required to be disclosed by Item 701. For example, we note that the issuance of 10,000 shares to David Dent for services rendered in 2005 and the issuance of 20,000 shares to George Kiang, for services rendered, do not appear to be described in Item 26. Please revise or advise as appropriate.

Exhibits

13. We note that many of your exhibits are filed as "form of." Please ensure that your next amendment attaches as exhibits the final versions of all instruments that define the rights of holders of the equity or debt securities that you are registering. See Item 601(b)(4)(i) of Regulation S-B. If two or more of these documents are substantially identical in all material respects except as to the parties thereto, the dates of execution or other details, you need file a copy of only one of such documents, with a schedule identifying the other documents omitted and setting forth the material details in which such documents differ from the document that is filed.


14. Please file as exhibits to the registration statement all material written agreements, or oral agreements reduced to writing, related to the issuance transactions by which the selling stockholders received the shares being offered for their accounts, and terms of these securities. For example, all consulting agreements or arrangements with selling shareholders who received their shares for services rendered should be filed. We also note that no document(s) memorializing the March 2005 private placement were filed as exhibits to the registration statement. Please file any subscription agreements, stock purchase agreements, or other documents that set forth the terms of the private placement and the names, dates and investment amounts of the participants with your amended registration statement.

Exhibit 5.1

15. We note that the legal opinion speaks only to the outstanding shares of common stock and the shares of common stock underlying outstanding warrants. Please revise this opinion to speak to the shares underlying the convertible debentures, notes and Series B preferred shares.

*	*	*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked
copies of the amendments to expedite our review.   Please furnish
a
cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions, please contact Rebekah Toton at
(202)
551-3857 or Sara Kalin at (202) 551-3454. If you need further assistance, you may contact me at (202) 551-3730 with any questions.


								Sincerely,


								Barbara C. Jacobs
								Assistant Director

cc:	Via Facsimile (212) 838-9190
	Stephen A. Zelnick, Esq.
	Morse, Zelnick, Rose & Lander, LLP
	Telephone: (212) 838-5030
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King T. Moore
Secured Services, Inc.
August 24, 2005
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